

THE HIEV HOUSTON CORP
INDEPENDENT AUDITOR'S REPORT
FOR THE PERIOD ENDED DECEMBER 31, 2018

THE HIEV HOUSTON CORP

TABLE OF CONTENTS



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11211 Katy Freeway Ste 690, Houston, TX 77079.

INDEPENDENT AUDITOR'S REPORT

To Management
THE HIEV HOUSTON CORP

We have audited the accompanying financial statements of THE HIEV HOUSTON CORP (a C-corporation incorporated in Texas), which comprise the balance sheet as of December 31, 2018, and the related statements of income, statement of changes in owner's equity, and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE HIEV HOUSTON CORP as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

XQ CPA PLLC

XQ CPA PLLC
Houston, TX
January 21, 2019

THE HIEV HOUSTON CORP
BALANCE SHEET
DECEMBER 31, 2018

ASSET

Current Asset		
Cash in bank	$	1,500
Total Current Asset		1,500
TOTAL ASSET		**1,500**

STOCKHOLDER'S EQUITY

Stockholder's Equity		1,500
TOTAL STOCKHOLDER'S EQUITY	$	**1,500**

See accompanying notes to financial statements.

THE HIEV HOUSTON CORP
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2018

Stockholder's equity, August 1, 2018	$	-
Stockholder's contribution		1,500
Stockholder's equity, December 31, 2018	**$**	**1,500**

See accompanying notes to financial statements.

THE HIEV HOUSTON CORP
INCOME STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2018

THE HIEV HOUSTON CORP was incorporated on August 21, 2018. From the time that the Company was incorporated until December 31, 2018, there were no activities. Hence, no transactions were reported on the income statement for the period of August 1, 2018 to December 31, 2018.

See accompanying notes to financial statements.

THE HIEV HOUSTON CORP
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018

Cash Flows from Financing Activity	
Stockholder's contribution	$ 1,500
Net cash provided by Financing Activity	1,500
Net increase in cash	1,500
Cash at the beginning of the year	-
Cash at the end of the year	**$ 1,500**

See accompanying notes to financial statements.

THE HIEV HOUSTON CORP
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2018

This summary of significant accounting policies of THE HIEV HOUSTON CORP (the Company, which is a C Corporation) is presented to aid in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

1. BACKGROUND

THE HIEV HOUSTON CORP (HHC) is a C Corporation founded and incorporated in Texas on August 21, 2018 by Founder & President Librado Cerda. HHC is a venue and bar that offers curation and production of ticketed and private events.

2. BASIS OF ACCOUNTING

HHC's policy is to prepare its financial statements on the accrual basis of accounting. Consequently, revenues are recognized when earned and expenses and purchases of assets are recognized when the obligation is incurred.

3. INCOME TAXES

HHC is a taxpaying entity for the purposes of federal income tax. In the State of Texas, there is no state income tax. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if any, related primarily to the difference in the methods of accounting. During the period from August 1 to December 31, 2018, no activities were reported on income statements. Hence, there were no taxes due for the year of 2018.

4. ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. RELATED PARTY TRANSACTION

The initial capital contribution was made by HHC's 100% stockholder, Darbly Entertainment Inc, which is a wholly owned entity by Darbly LLC, a Company that is 100% owned by the Founder and President of HHC.

6. SUBSEQUENT REVIEW

Management has evaluated subsequent events through January 21, 2019, which is the date the financial statements were available to be issued. No subsequent events have occurred through that date that would have a material impact on the financial statements.